File No. 812-15895

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AGL Private Credit Income Fund, AGL US DL Management LLC, AGL Credit Management LLC, AGL CLO Credit Management LLC, AGL CLO I Ltd., AGL Core CLO 2 Ltd., AGL CLO 3 Ltd., AGL Core CLO 4 Ltd., AGL CLO 5 Ltd., AGL CLO 6 Ltd., AGL CLO 7 Ltd., AGL Core CLO 8 Ltd., AGL CLO 9 Ltd., AGL CLO 10 Ltd., AGL CLO 11 Ltd., AGL CLO 12 Ltd., AGL CLO 13 Ltd., AGL CLO 14 Ltd., AGL CLO 15 Ltd., AGL CLO 16 Ltd., AGL CLO 17 Ltd., AGL CLO 19 LTD., AGL CLO 20 LTD., AGL CLO 21 LTD., AGL CLO 22 LTD., AGL CLO 23 LTD., AGL CLO 24 LTD., AGL CLO 25 LTD., AGL CLO 26 Ltd., AGL CORE CLO 27 LTD., AGL CLO 29 Ltd., AGL CLO 30 Ltd., AGL Core Fund Vintage 2019-1, L.P., AGL Core Fund Vintage 2020-1, L.P., AGL Core Fund Vintage 2021-1, L.P., AGL Core Fund Vintage 2023-1, L.P., Arwen Holdings LLC, AGL Credit Funds ICAV, AGL Core CLO 31 Ltd., AGL CLO 32 Ltd., AGL CLO 33 Ltd., AGL CLO 34 Ltd., AGL CLO 35 Ltd., AGL Dislocation Fund, L.P., PCIF Vigilant Funding LLC, PCIF Defender Funding LLC, AGL Core CLO 36 Ltd., AGL CLO 37 Ltd., AGL Core CLO 38 Ltd., AGL CLO 39 Ltd., AGL CLO 40 Ltd., AGL CLO 41 Ltd., Lafayette Funding V Ltd., AGL CLO 42 Ltd., AGL CLO 43 Ltd, AGL CLO 44 Ltd., Mendota Funding I LP, AGL CLO 45 Ltd., AGL CLO 46 Ltd., AGL Core Fund Vintage 2024-1, L.P. and AGL

Enhanced PC Income I LLC

AGL Credit Management LLC

535 Madison Avenue, 24th Floor

New York, NY 10022

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Matthieu Milgrom

General Counsel

AGL Credit Management LLC

535 Madison Avenue, 24th Floor

New York, NY 10022

MMilgrom@AGLCredit.com

Copies to:

David P. Bartels, Esq.

Thomas Friedmann, Esq.

Dechert LLP

1900 K ST NW

Washington DC 20006

David.Bartels@dechert.com

April 20, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

AGL Private Credit Income Fund, AGL US DL Management LLC, AGL Credit Management LLC, AGL CLO Credit Management LLC, AGL CLO I Ltd., AGL Core CLO 2 Ltd., AGL CLO 3 Ltd., AGL Core CLO 4 Ltd., AGL CLO 5 Ltd., AGL CLO 6 Ltd., AGL CLO 7 Ltd., AGL Core CLO 8 Ltd., AGL CLO 9 Ltd., AGL CLO 10 Ltd., AGL CLO 11 Ltd., AGL CLO 12 Ltd., AGL CLO 13 Ltd., AGL CLO 14 Ltd., AGL CLO 15 Ltd., AGL CLO 16 Ltd., AGL CLO 17 Ltd., AGL CLO 19 LTD., AGL CLO 20 LTD., AGL CLO 21 LTD., AGL CLO 22 LTD., AGL CLO 23 LTD., AGL CLO 24 LTD., AGL CLO 25 LTD., AGL CLO 26 Ltd., AGL CORE CLO 27 LTD., AGL CLO 29 Ltd., AGL CLO 30 Ltd., AGL Core Fund Vintage 2019-1, L.P., AGL Core Fund Vintage 2020-1, L.P., AGL Core Fund Vintage 2021-1, L.P., AGL Core Fund Vintage 2023-1, L.P., Arwen Holdings LLC, AGL Credit Funds ICAV, AGL Core CLO 31 Ltd., AGL CLO 32 Ltd., AGL CLO 33 Ltd., AGL CLO 34 Ltd., AGL CLO 35 Ltd., AGL Dislocation Fund, L.P., PCIF Vigilant Funding LLC, PCIF Defender Funding LLC, AGL Core CLO 36 Ltd., AGL CLO 37 Ltd., AGL Core CLO 38 Ltd., AGL CLO 39 Ltd., AGL CLO 40 Ltd., AGL CLO 41 Ltd., Lafayette Funding V Ltd., AGL CLO 42 Ltd., AGL CLO 43 Ltd, AGL CLO 44 Ltd., Mendota Funding I LP, AGL CLO 45 Ltd., AGL CLO 46 Ltd., AGL Core Fund Vintage 2024-1, L.P. and AGL Enhanced PC Income I LLC

535 Madison Avenue, 24th Floor

New York, NY 10022

File No. 812-15895

: : : : : : : : : : : : : : : : : : : : : : : : :	AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on November 18, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

AGL Private Credit Income Fund (the “Existing Fund”), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	AGL US DL Management LLC (“AGL US DL Management”), a Delaware limited liability company that serves as the investment adviser to the Existing Fund, on behalf of itself and its successors;[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	AGL Private Credit Income Fund, et al. (File No. 812-15550), Release No. IC-35363 (October 21, 2024) (notice), Release No. IC-35389 (November 18, 2024) (order).
[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•

AGL Credit Management LLC (“AGL Credit Management”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;

•

AGL CLO Credit Management LLC (“AGL CLO Credit Management” and, collectively with AGL US DL Management and AGL Credit Management, the “Existing Advisers”), a Delaware limited liability company that serves as investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors;

•	AGL Enhanced PC Income I LLC, which is an existing Joint Venture (as such term is defined below) (the “Existing Joint Venture”); and

•	The entities set forth in Schedule A hereto, each a Wholly-Owned Investment Sub (as defined below) (the “Existing Wholly-Owned Investment Subs”).

•

The investment funds set forth on Schedule B hereto, each of which is an entity whose investment adviser is an Adviser (as defined below) and that would be an investment company but for Section 3(c)(7) (collectively, the “Existing Affiliated Funds” and together with the Existing Fund, the Existing Advisers, the Existing Wholly-Owned Investment Subs and the Existing Joint Venture, the “Applicants”).[4]

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8

The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

[5]

“Regulated Fund” means the Existing Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser. To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[8]

“Adviser” means an Existing Adviser and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

[9]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Fund

The Existing Fund is organized as a statutory trust under the laws of the state of Delaware. The Existing Fund is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act on October 11, 2024. The Existing Fund intends to qualify and elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to qualify for such election annually thereafter. The Existing Fund is managed by AGL US DL Management pursuant to an investment advisory agreement.

The Existing Fund’s strategy is to generate attractive risk-adjusted returns, primarily through current investment income and, to a lesser extent, capital appreciation, while limiting volatility. The Existing Fund’s principal investment strategy focuses on creating well-balanced portfolios of directly originated, floating rate senior secured investments in U.S. companies, including primarily first lien senior secured loans. The Existing Fund’s business and affairs are managed under the direction of a Board, which consists of seven members, four of whom are not “interested persons” of the Existing Fund within the meaning of Section 2(a)(19) of the 1940 Act.

B.	The Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is an Adviser and which would be an investment company but for Section 3(c)(7) of the 1940 Act. A list setting out the Existing Affiliated Funds is included on Schedule B hereto.

C.	The Existing Advisers

AGL US DL Management is organized as a limited liability company under the laws of the state of Delaware. AGL US DL Management is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to the Existing Fund.

AGL Credit Management is organized as a limited liability company under the laws of the state of Delaware. AGL Credit Management is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to certain of the Existing Affiliated Funds.

AGL CLO Credit Management is organized as a limited liability company under the laws of the state of Delaware. AGL CLO Credit Management is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as investment adviser to certain of the Existing Affiliated Funds.

D.	The Wholly-Owned Investment Subs

Each of the Existing Wholly-Owned Investment Subs was formed specifically for the purpose of procuring financing or otherwise holding investments of the Existing Fund. Under the documents governing each of the Existing Wholly-Owned Investment Subs, AGL US DL Management, as investment adviser to the Existing Fund, oversees the management of the assets of such Existing Wholly-Owned Investment Subs. A list of the Existing Wholly-Owned Investment Subs that intend to rely on the Order on the date of this Application is included on Schedule A hereto.

E.	The Existing Joint Venture

On March 9, 2026, the Existing Fund and certain vehicles managed by Vintage Strategies at Goldman Sachs Alternatives (“Vintage Strategies”) entered into an amended and restated limited liability company agreement for AGL Enhanced PC Income I LLC, a joint venture, which is expected to be principally focused on U.S. senior secured, corporate direct lending, consistent with the Existing Fund’s core origination strategy. The Existing Joint Venture is a separate and distinct legal entity. The Existing Joint Venture qualifies as a “Joint Venture” as defined in this Application. The Existing Joint Venture is managed by a five-person board of managers, two of whom are selected by the Existing Fund, two of whom are selected by Vintage Strategies and one of whom is not an “interested person” of the Existing Fund or Vintage Strategies within the meaning of Section 2(a)(19) of the 1940 Act. All material decisions in respect of the Existing Joint Venture, including portfolio decisions, require approval from a representative of each Joint Venture partner.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the Commission may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the Commission.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the Commission prescribes rules under Section 57(a), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the Commission has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are under common control, and are thus affiliated persons of each other, because a common parent entity, AGL Holdings LLC, directly or indirectly, controls each Existing Adviser through primary ownership of each Existing Adviser or its intermediate holding company. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

6.	Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7.	Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[19]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice, and the Order to:

Matthieu Milgrom

General Counsel

AGL Credit Management LLC

535 Madison Avenue, 24th Floor

New York, NY 10022

MMilgrom@AGLCredit.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

David P. Bartels, Esq.

Thomas Friedmann, Esq.

Dechert LLP 1900 K ST NW

Washington DC 20006

(202) 261-3375

David.Bartels@dechert.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Applicants have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that she/he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 20th day of April, 2026.

AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

AGL US DL Management LLC By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO Credit Management LLC By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO I Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 2 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 3 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 4 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 5 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 6 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 7 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 8 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 9 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 10 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 11 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 12 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 13 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 14 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 15 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 16 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 17 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 19 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 20 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 21 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 22 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 23 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 24 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 25 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 26 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CORE CLO 27 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 29 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 30 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2019-1, L.P. By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2020-1, L.P. By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2021-1, L.P. By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2023-1, L.P. By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Arwen Holdings LLC
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Credit Funds ICAV

By:	/s/ Matthieu Milgrom
Name: Matthieu Milgrom
Title: Director

AGL Core CLO 31 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 32 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 33 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 34 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 35 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Dislocation Fund, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

PCIF Vigilant Funding LLC
By: AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

PCIF Defender Funding LLC
By: AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

AGL Core CLO 36 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 37 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 38 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 39 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 40 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 41 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Lafayette Funding V Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 42 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 43 Ltd
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 44 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Mendota Funding I LP
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 45 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 46 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2024-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Enhanced PC Income I LLC
By: AGL US DL Administrator LLC, as its administrative agent

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Authorized Signatory

VERIFICATION

The undersigned states that she/he has duly executed the foregoing Application for and on behalf of the entities listed below, as the case may be, that she/he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her/his knowledge, information and belief.

AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

AGL US DL Management LLC By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO Credit Management LLC By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO I Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 2 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 3 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 4 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 5 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 6 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 7 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 8 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 9 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 10 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 11 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 12 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 13 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 14 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 15 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 16 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 17 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 19 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 20 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 21 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 22 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 23 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 24 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 25 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 26 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CORE CLO 27 LTD.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 29 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 30 Ltd.
By: AGL CLO Credit Management LLC

By:	/ s/ Wynne Comer
Name:	Wynne Comer
Title:	Chief Operating Officer

AGL Core Fund Vintage 2019-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2020-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2021-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2023-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Arwen Holdings LLC
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Credit Funds ICAV

By:	/s/ Matthieu Milgrom
Name: Matthieu Milgrom
Title: Director

AGL Core CLO 31 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 32 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 33 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 34 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 35 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Dislocation Fund, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

PCIF Vigilant Funding LLC
By: AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

PCIF Defender Funding LLC
By: AGL Private Credit Income Fund

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Chief Executive Officer

AGL Core CLO 36 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 37 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core CLO 38 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 39 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 40 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 41 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Lafayette Funding V Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 42 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 43 Ltd
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 44 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

Mendota Funding I LP
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 45 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL CLO 46 Ltd.
By: AGL CLO Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Core Fund Vintage 2024-1, L.P.
By: AGL Credit Management LLC

By:	/s/ Wynne Comer
Name: Wynne Comer
Title: Chief Operating Officer

AGL Enhanced PC Income I LLC
By: AGL US DL Administrator LLC, as its administrative agent

By:	/s/ Taylor Boswell
Name: Taylor Boswell
Title: Authorized Signatory

Schedule A

Existing Wholly-Owned Investment Subs

1.	PCIF Vigilant Funding LLC
2.	PCIF Defender Funding LLC

Schedule B

Existing Affiliated Funds

AGL Credit Management is the investment adviser to the following Existing Affiliated Funds

1.	Arwen Holdings LLC

2.	AGL Dislocation Fund, L.P.

3.	Mendota Funding I LP

4.	AGL Core Fund Vintage 2019-1, L.P.

5.	AGL Core Fund Vintage 2020-1, L.P.

6.	AGL Core Fund Vintage 2021-1, L.P.

7.	AGL Core Fund Vintage 2023-1, L.P.

8.	AGL Core Fund Vintage 2024-I, L.P.

9.	AGL Credit Funds ICAV

AGL CLO Credit Management is the investment adviser to the following Existing Affiliated Funds:

1.	AGL CLO I Ltd.

2.	AGL Core CLO 2 Ltd.

3.	AGL CLO 3 Ltd.

4.	AGL Core CLO 4 Ltd.

5.	AGL CLO 5 Ltd.

6.	AGL CLO 6 Ltd.

7.	AGL CLO 7 Ltd.

8.	AGL Core CLO 8 Ltd.

9.	AGL CLO 9 Ltd.

10.	AGL CLO 10 Ltd.

11.	AGL CLO 11 Ltd.

12.	AGL CLO 12 Ltd.

13.	AGL CLO 13 Ltd.

14.	AGL CLO 14 Ltd.

15.	AGL CLO 15 Ltd.

16.	AGL CLO 16 Ltd.

17.	AGL CLO 17 Ltd.

18.	AGL CLO 19 LTD.

19.	AGL CLO 20 LTD.

20.	AGL CLO 21 LTD.

21.	AGL CLO 22 LTD.

22.	AGL CLO 23 LTD.

23.	AGL CLO 24 LTD.

24.	AGL CLO 25 LTD.

25.	AGL CLO 26 Ltd.

26.	AGL CORE CLO 27 LTD.

27.	AGL CLO 29 Ltd.

28.	AGL CLO 30 Ltd.

29.	AGL Core CLO 31 Ltd.

30.	AGL CLO 32 Ltd.

31.	AGL CLO 33 Ltd.

32.	AGL CLO 34 Ltd.

33.	AGL CLO 35 Ltd.

34.	AGL Core CLO 36 Ltd.

35.	AGL CLO 37 Ltd.

36.	AGL Core CLO 38 Ltd.

37.	AGL CLO 39 Ltd.

38.	AGL CLO 40 Ltd.

39.	AGL CLO 41 Ltd.

40.	AGL CLO 42 Ltd.

41.	AGL CLO 43 Ltd

42.	AGL CLO 44 Ltd.

43.	AGL CLO 45 Ltd.

44.	AGL CLO 46 Ltd.

45.	Lafayette Funding V Ltd.

EXHIBIT A

Resolutions of Board of Trustees of AGL Private Credit Income Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of AGL US DL Management LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.